Exhibit  4.4

Nalco Company 1601 West Diehl Road Naperville, IL 60563-1198 USA

February 19, 2008

Confidential
Mr. J. Erik Fyrwald

Dear Erik:

We are pleased to confirm to you our offer of employment with Nalco Holding Company (the “Company”) according to the terms set forth in this letter:

Position; Title:

You will serve as the Company’s chief executive with the title of President and Chief Executive Officer.

We anticipate that you will serve as Chairman of the Company’s Board of Directors and will continue to hold such position during your tenure as President and Chief Executive Officer, subject to election to the Board by the Company’s shareholders and election to the Chairman role by the Company’s directors.

Commencement Date:	We expect you to commence your employment on a mutually agreed date (the “Commencement Date”) as soon as practicable, but in no event later than March 1, 2008.

Base Salary:

Your base salary will be $850,000 per annum, to be reviewed annually by our Compensation Committee and subject to periodic adjustment in accordance with the Company’s executive compensation program. Our executive board members do not receive separate compensation for their service on our boards.

Annual Incentive Plan:

You will participate with other senior management in the Management Incentive Plan of Nalco Company (the “MIP”) administered by the Compensation Committee. The amounts awarded each year will be determined by the Compensation Committee typically targeting a percentage of a participating employee’s base salary, and dependent upon the level of achievement of various personal and/or Company performance objective(s) established by the Compensation Committee early in the fiscal year.

Payment of amounts earned under the MIP, once determined by the Committee, will be made within two and one-half months following the end of the fiscal year.

For the initial year your target payout under the MIP will be 100% of your base salary, with a range of award to be earned of 0% to 200% of target based on performance. The Compensation Committee intends to utilize adjusted EBITDA, cash flow, and EPS growth relative to peers in establishing performance goals for the FY08 MIP awards.

Annual Stock Awards:

The Company currently intends to include annual equity grants of stock options and performance shares (“Stock Awards”) under the Company’s 2004 Stock Incentive Plan (the “Stock Plan”) (or outside of the Stock Plan, as necessary) as a component of its executive compensation program. The amounts, terms, timing, and mix of the Stock Awards will be determined annually by the Compensation Committee based on various factors. For the initial year, you will receive Stock Awards with an aggregate fair value on the date of grant of approximately 350% of your annual base salary. The valuation will be based on application of the stock-based compensation pricing model as then adopted by the Company. Your annual Stock Awards will be evidenced by separate Award Agreements issued in accordance with the Stock Plan. For FY08, you will receive a grant of 225,000 stock options and 75,000 performance shares at target (with the performance period covering 2008-10), each having a value of approximately $1.5M, for a total long term incentive of $3.0M.

You will also be granted a transition grant of 50,000 performance shares at target having a value of approximately $1.0M. The performance period will cover 2008 performance only with earned shares, if any, vesting upon continued employment through the end of 2010.

These equity grants shall be subject to the same terms and conditions as stated in the Stock Plan. Executive shall be employed by the Company on the date of vesting as a condition to vesting unless Executive’s employment has been terminated due to death or disability.

Per Company policy, all grants will be made on the fifth business day of the month following your commencement date, i.e., March 7, 2008.

Initial Equity Grants:	You will receive the following equity grants: Stock options: You will receive a grant of 150,000 stock options valued at approximately $1.0M. Such options will be issued with an exercise price based on the closing price on the date of grant, will have a 10 year term from the date of this grant, and will vest 50% on each of the 3rd and 4th anniversaries of the date of grant.

Restricted shares: You will receive 200,000 restricted shares having a value of approximately $4.0M as of the date of grant and such shares will vest 50% on each of the 3rd and 4th anniversaries of the date of grant.

The foregoing grant of stock options and restricted shares will also vest upon a termination by the Company without Cause or a termination by you for Good Reason as defined in the Severance Agreement.

Your restricted shares and stock options will be evidenced by separate Award Agreements issued in accordance with the terms and conditions substantially similar to those in the Stock Plan (if such awards are issued outside of the Stock Plan).

Per Company policy, all grants will be made on the fifth business day of the month following your commencement date, i.e., March 7, 2008.

Equity Ownership Policy:

The Company maintains equity ownership requirements for its executive officers. The Chief Executive Officer is expected to own Company stock worth five times (5x) his or her annual salary. You will have five (5) years in which to meet this equity ownership requirement. The Company will provide you with additional details on the policy and how it is applied.

Severance Agreement and Representations:

The Company intends to enter into a Severance Agreement with you contemporaneous with your acceptance of this letter agreement.

Your Severance Agreement will provide for certain severance payments and continuation of certain benefits for a period following (i) a termination by the Company without Cause or a termination by you for Good Reason (as such terms are defined in the Severance Agreement), and (ii) execution and delivery to the Company of a prescribed form of waiver and release. Your Severance Agreement also will impose certain restrictive covenants on you, including matters pertaining to confidentiality, cooperation, non-competition, non-solicitation, and non-disparagement. Your severance protection includes the following:

(i)          severance payment under the Severance Agreement equal to two times (2x) the sum of your base salary and target MIP (defined above) payment, plus a prorata MIP payment for the year in which the termination occurs;

(ii)         18 months of continued medical and dental coverage for which you will only pay the active employee rate(s);

(iii)        Eligibility for certain outplacement services following termination; and

If the termination occurs following a Change in Control, an excise tax gross-up payment if your severance and related payments are subject to excise tax under Section 280G of the Internal Revenue Code of 1986, as amended from time to time, and the regulations issued thereunder, but which shall only be payable if your after-tax benefits exceed by ten percent (10%) the amount you would receive if your benefits and payments were capped at the maximum that could be paid to you without the imposition of such excise tax.

You represent and warrant that: (i) there are no contractual or legal impediments that restrict your acceptance of employment with Nalco or would in any way restrict your performance of your job and (ii) you will not bring or use any confidential or proprietary information or property of any prior employer.

Transition Assistance:	You will be covered by the Company’s standard relocation program plus up to $15,000 of legal fees related to the initiation of your employment with the Company.

Benefits and Perquisites:	You will be eligible for the standard retirement programs and other health and welfare benefit programs as outlined in the term sheet.

This letter agreement, including the various separate agreements referred to herein, embodies the full contents of your employment offer.  We would like and expect a response to this offer letter by February 21, 2008, at which time this offer expires.

Erik, we are very excited about the prospect of your joining Nalco.  We look forward to welcoming you to the Company.

Sincerely yours,

NALCO HOLDING COMPANY

/s/ Rodney F. Chase
Rodney F. Chase
Interim Chairman of the Board

/s/ Stephen N. Landsman
Stephen N. Landsman
Vice President and General Counsel

Pursuant to Authorization of the Board of Directors

Accepted:

/s/ J. Erik Fyrwald	February 21, 2008
J. Erik Fyrwald	Date